Exhibit 99.1

IAMGOLD provides exploration update for the Boto Gold Project, Senegal, West Africa

TSX: IMG    NYSE: IAG

TORONTO, Nov. 5, 2012 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today an exploration update for its 100% owned Boto Gold Project in eastern Senegal, West Africa.  The Company is reporting assay results for 44 drill holes completed from December 2011 to July 2012.

Results from the 44 drill holes are provided in Tables 1 to 3, and include the following:

Boto 2 prospect;

•	Drill-hole DBDD-2078 : 58 metres grading 2.58 g/t gold
•	Drill-hole DBDD-2086 : 33 metres grading 3.04 g/t gold
•	Drill-hole DBDD-2116 : 49 metres grading 2.63 g/t gold
•	Drill-hole DBDD-2119 : 74 metres grading 1.80 g/t gold

Boto 4 prospect;

•	Drill-hole DBDD-2087 : 35 metres grading 2.65 g/t gold
•	Drill-hole DBDD-2090 : 41 metres grading 2.29 g/t gold

Boto 6 prospect;

•	Drill-hole DBDD-2098 : 17 metres grading 3.17 g/t gold
•	Drill-hole DBDD-2099 : 67 metres grading 1.18 g/t gold

Craig MacDougall, Senior Vice President, Exploration, stated, "We are very encouraged with the results of the 2012 drill program. They demonstrate good grades and confirm continuity at several of the zones discovered in previous exploration campaigns.  Geological modeling is in progress to assess the resource potential of the zones drilled. We will also evaluate the exploration potential for further extensions."

The drilling program has focused on the delineation of the Boto 2, 4 and 6 prospects which define a mineralized trend over a 4 kilometre strike length.  Drilling has intersected wide intervals of hydrothermal alteration and sulphide mineralization in variably brecciated metasedimentary host rocks.

Next Steps

Drilling was suspended in late July due to the annual rainy season and will resume in mid-November. The objective of further drilling is to: 1) infill the current drill spacing to confirm continuity of the geological model in advance of a resource estimate, and 2) expand existing mineralized zones with step out drill holes along strike and at depth.

Table 1

Boto Gold Project Drilling Results - Boto 2 Prospect
Hole #	UTM WGS 84 Zone 29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(g/t)
DBDD-2075	241871	1378980	165	115	-60	284	131	197	66	1.53
DBDD-2076	241916	1378959	164	115	-60	250	96	104	8	1.88
							110	119	9	2.09
							133	157	24	0.88
DBDD-2077	241961	1378938	163	115	-60	250	46	85	39	0.9
							99	113	14	1.17
							227	236	9	1.63
DBDD-2078	242007	1378917	162	115	-60	251	16	74	58	2.58
							80	82	2	1.43
							119	121	2	1.83
							221	232	11	1.15
DBDD-2079	241964	1378826	157	115	-60	251	152	155	3	1.19
							194	197	3	2.85
							215	236	21	0.72
DBDD-2080	241919	1378847	160	115	-60	250	170	172	2	8.78
							240	242	2	1.5
DBDD-2081	241874	1378868	162	115	-60	300	162	168	6	1.33
DBDD-2082	241828	1378890	164	115	-60	250	153	155	2	2.19
DBDD-2083	241922	1378736	153	115	-60	251	93	95	2	1.53
							124	148	24	1.23
DBDD-2084	241877	1378757	157	115	-60	250	136	143	7	1.12
							214	216	2	2.99
DBDD-2085	241908	1379183	165	115	-60	254	59	94	35	3.89
Including*							64	67	3	19.18
							104	106	2	1.35
							166	171	5	2.36
							222	241	19	1.44
DBDD-2086	241954	1379162	165	115	-60	251	33	66	33	3.04
Including*							45	47	2	13.63
							130	134	4	1.78
							181	183	2	2.38
							196	218	22	1.39
DBDD-2103	241825	1379001	165	115	-60	250	160	163	3	1.14
							203	222	19	0.92
DBDD-2104	241780	1379022	165	115	-60	301	220	236	16	1.46
							244	249	5	1.74
							63	66	3	1.78
DBDD-2105	241801	1379068	165	115	-60	300	189	196	7	2.81
							210	218	8	1.04
							224	248	24	1.29
DBDD-2106	241846	1379047	165	115	-60	246	169	172	3	2.52
							179	190	11	0.75
							199	219	20	2.66
DBDD-2107	241892	1379026	165	115	-60	250	124	144	20	1.32
							164	189	25	0.93
DBDD-2108	241937	1379004	164	115	-60	250	44	96	52	1.26
							103	132	29	1.44
							143	155	12	1.13
DBDD-2109	241982	1378983	163	115	-60	251	22	41	19	6.5
Including*							35	39	4	18.98
							55	79	24	1.84
							100	110	10	1.39
							234	241	7	1.81
DBDD-2110	242028	1378962	162	115	-60	250	98	106	8	3.16
							121	128	7	1.3
							183	194	11	1.7
DBDD-2111	241804	1378956	165	115	-60	251	No significant intersection
DBDD-2112	241850	1378935	165	115	-60	250	149	154	5	1.27
							179	198	19	1.53
DBDD-2113	241895	1378914	163	115	-60	250	228	233	5	1.33
DBDD-2114	241940	1378893	162	115	-60	250	37	39	2	6.79
							66	70	4	2.36
							80	103	23	1.35
							113	122	9	1.02
							168	171	3	2.02
DBDD-2115	241985	1378872	160	115	-60	251	13	54	41	1.6
							67	78	11	0.98
							187	189	2	3.51
DBDD-2116	241913	1379071	166	115	-60	301	79	128	49	2.63
Including*							123	125	2	20.35
							141	191	50	1.28
DBDD-2117	241868	1379092	166	115	-60	250	137	149	12	0.62
							156	181	25	1.03
							194	215	21	1.13
							221	232	11	0.51
DBDD-2118	241822	1379113	166	115	-60	300	182	241	59	0.94
DBDD-2119	241777	1379134	166	115	-60	309	221	223	2	1.02
							232	306	74	1.8

Table 2

Boto Gold Project Drilling Results - Boto 4 Prospect
Hole #	UTM WGS 84 Zone 29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(g/t)
DBDD-2087	241847	1377616	131	115	-60	300	104	139	35	2.65
Including*							109	114	5	14.52
							186	198	12	0.76
							267	270	3	3.11
							296	298	2	1.14
DBDD-2088	241893	1377594	131	115	-60	250	65	72	7	2.07
							84	88	4	1.21
							103	107	4	1.37
							125	133	8	3.31
							194	196	2	2.58
							247	250	3	2.46
DBDD-2089	241939	1377573	131	115	-60	251	21	31	10	1.2
							101	111	10	0.65
							192	204	12	2.25
DBDD-2090	241866	1377490	131	115	-60	251	70	75	5	1.3
							116	130	14	0.95
							137	178	41	2.29
							206	220	14	1.37
DBDD-2091	241793	1377406	132	115	-60	300	143	160	17	1.83
							224	229	5	2.44
							254	265	11	0.89
							87	90	3	1.25
DBDD-2092	241839	1377385	133	115	-60	250	192	219	27	1.71
							47	57	10	0.67
							72	75	3	1.19
							140	145	5	1.09
							151	159	8	2.55
							176	178	2	1
DBDD-2094	241811	1377280	134	115	-60	250	118	139	21	1.08
							179	183	4	1.27
DBDD-2095	241740	1377196	135	115	-60	300	133	155	22	1.29
							164	171	7	1.36
DBDD-2096	241784	1377176	135	115	-60	250	109	139	30	1
DBDD-2097	241828	1377155	135	115	-60	250	49	83	34	1.15
							115	127	12	0.6
							205	213	8	1.51
							240	251	11	0.52

Table 3

Boto Gold Project Drilling Results - Boto 6 Prospect
Hole #	UTM WGS 84 Zone 29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(g/t)
DBDD-2098	241454	1375267	159	115	-60	300	147	164	17	3.17
							178	276	98	0.82
DBDD-2099	241495	1375248	159	115	-60	251	128	195	67	1.18
DBDD-2100	241576	1375210	154	115	-60	200	65	99	34	0.97
							113	124	11	0.76
DBDD-2101	241467	1375200	159	115	-60	251	162	165	3	1.44
							186	188	2	1.6
							196	198	2	1.51
DBDD-2102	241549	1375161	151	115	-60	199.5	38	47	9	1.49
							127	131	4	1.25
•	Significant drill hole intercepts are calculated using a minimum down-hole length of 2 meters, a cut-off grade of 0.5 g/t Au, up to 5 metres of internal dilution and are uncapped.
•	*Higher grade sub-intervals are calculated using the same parameters but at a cut-off grade of 8.0 g/t Au.
•	The true widths of intersections are unknown at this time, but are interpreted to approximate the reported down-hole lengths.

To view "Figure 1: Drill Hole Plan Map", please click on http://files.newswire.ca/396/BotoDrillHoleMap.pdf

The Boto project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border.  The geological setting of the project area is similar to the world class Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks -along a seven kilometre strike length of the Senegal-Mali Shear Zone.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally 1 metre in length. Samples are analyzed at the ALS Chemex Analytical Laboratory in Bamako, Mali, using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish.

Qualified Persons:
The information in this release was prepared under the supervision of Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml"http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.  With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals.  Development projects have no operating history upon which to base estimates of future cash flows.  The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics.  Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952  Mobile: (416) 670 3815

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 05-NOV-12